UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               THE WET SEAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961840105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|X|  Rule 13d-1(c)

|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the notes).


                               Page 1 of 19 Pages

CUSIP No. 961840105                   13G                     Page 2 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Riverview Group LLC
      11-3485705
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             5,402,811 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        5,402,811 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,402,811 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.4% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 3 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millenco LLC
      13-3532932
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             242,941 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        242,941 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      242,941 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.3% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      OO, BD
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 4 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Catapult Partners, Ltd.
      98-0499038
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             225,000 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        225,000 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,000 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      CO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 5 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Catapult Capital Management LLC
      26-0247256
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             225,000 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        225,000 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,000 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 6 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium International Management LP
      13-3994985
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             225,000 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        225,000 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,000 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      HC, PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 7 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium International Management GP LLC
      20-5077371
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             225,000 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        225,000 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      225,000 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      HC, OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 8 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Integrated Holding Group LP
      13-3631307
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             5,627,811 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        5,627,811 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,627,811 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.6% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      HC, PN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                     Page 9 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Millennium Management LLC
      13-3804139
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             5,870,752 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        5,870,752 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,870,752 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.9% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      OO
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                    Page 10 of 19 Pages


--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Israel A. Englander
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
(3)   SEC USE ONLY


--------------------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                   (5)  SOLE VOTING POWER

                        -0-
  NUMBER OF        -------------------------------------------------------------
    SHARES         (6)  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             5,870,752 (See Item 4)
     EACH          -------------------------------------------------------------
  REPORTING        (7)  SOLE DISPOSITIVE POWER
 PERSON WITH
                        -0-
                   -------------------------------------------------------------
                   (8)  SHARED DISPOSITIVE POWER

                        5,870,752 (See Item 4)
--------------------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,870,752 (See Item 4)
--------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                           |_|
--------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.9% (See Item 4)
--------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON **

      IN
--------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 961840105                   13G                    Page 11 of 19 Pages


Item 1.

(a)   Name of Issuer

      The Wet Seal, Inc., a Delaware corporation (the "Company").

(b)   Address of Issuer's Principal Executive Offices:

      26972 Burbank
      Foothill Ranch, California 92610

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Riverview Group LLC
            c/o Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millenco LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Catapult Partners, Ltd.
            c/o Catapult Capital Management LLC
            650 Fifth Avenue
            New York, New York 10019
            Citizenship: Cayman Islands

            Catapult Capital Management LLC
            650 Fifth Avenue
            New York, New York 10019
            Citizenship: Delaware

            Millennium International Management LP
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium International Management GP LLC
            c/o Millennium International Management LP
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Integrated Holding Group LP
            c/o Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

            Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: Delaware

CUSIP No. 961840105                   13G                    Page 12 of 19 Pages


            Israel A. Englander
            c/o Millennium Management LLC
            666 Fifth Avenue
            New York, New York 10103
            Citizenship: United States

(d)   Title of Class of Securities

      Class A common stock, par value $0.10 per share ("Class A Common Stock").

(e)   CUSIP Number

      961840105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   |_|  Broker or dealer  registered  under  Section 15 of the Act (15 U.S.C.
           78o).

(b)   |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

(a)   Amount Beneficially Owned

      As of the date of this filing, Riverview Group LLC, a Delaware limited liability company ("Riverview") held:

      (i) 3,111,111 shares of Class A Common Stock currently issuable to Riverview upon the conversion

CUSIP No. 961840105                   13G                    Page 13 of 19 Pages


of a 3.76% Secured Convertible Note due January 14, 2012 in the original principal amount of $4,666,667 (the "Note");

      (ii) 537,000 shares of Class A Common Stock currently issuable to Riverview upon the conversion of 1,611 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred");

      (iii) 527,319 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a certain Warrant;

      (iv) 294,643 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series C Warrant;

      (v) 307,738 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series D Warrant; and

      (vi) 625,000 shares of Class A Common Stock currently issuable to Riverview upon the exercise of a Series E Warrant.

      The number of shares of Class A Common Stock into which the Note, the Series C Preferred and each of the above-referenced Warrants are exercisable or convertible, as applicable, is limited pursuant to the terms of the Note, the Series C Preferred and such Warrants to that number of shares of Class A Common Stock which would result in Riverview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock.

      Riverview has an open short position of 3,714,173 shares of Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

      As of the date of this filing, Millenco LLC, a Delaware limited liability company ("Millenco"), (formerly known as Millenco, L.P.), held 242,941 shares of Class A Common Stock.

      Millenco has an open short position of 755,600 shares of Class A Common Stock, which position is not netted against the data provided herein for the purpose of determining the number of shares beneficially owned by any of the Reporting Persons.

      As of the date of this filing, Catapult Partners, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Catapult Partners") held 225,000 shares of Class A Common Stock.

      Catapult Capital Management LLC, a Delaware limited liability company ("Catapult Capital Management"), is the investment manager to Catapult Partners and consequently may be deemed to have shared voting control and investment discretion over securities owned by Catapult Partners.

      Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the managing member of Catapult Capital Management, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Catapult Capital Management.

      Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management.

CUSIP No. 961840105                   13G                    Page 14 of 19 Pages


      Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is the sole and managing member of Riverview Group as well as the 100% shareholder of Catapult Partners, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Riverview Group and Catapult Partners, as the case may be. Note: Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

      Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco and the general partner of Integrated Holding Group, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco and deemed to be beneficially owned by Integrated Holding Group, respectively.

      Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and Millennium International Management GP, and consequently may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be.

      The foregoing should not be construed in and of itself as an admission by Catapult Capital Management, Millennium International Management, Millennium International Management GP, Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview Group, Millenco or Catapult Partners, as the case may be.

      Note: Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. are limited partners of Integrated Holding Group. As such, Millennium Partners, L.P., Millennium SMC LLC and Millennium SMC (Cayman) Ltd. do not have investment or voting control over Integrated Holding Group or its securities positions. Integrated Holding Group is a non managing member of Millenco. As such, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

(b)   Percent of Class

      5.9% (see Item 4(a) above), which percentage was calculated based on 94,206,359 shares of Class A Common Stock outstanding as of December 7, 2007, as reported by the Company on its Form 10-Q, dated December 13, 2007.

(c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  -0-

            (ii)  Shared power to vote or to direct the vote

                  5,870,752

            (iii) Sole power to dispose or to direct the disposition of

                  -0-

            (iv)  Shared power to dispose or to direct the disposition of

CUSIP No. 961840105                   13G                    Page 15 of 19 Pages


                  5,870,752

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      See Exhibit I.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 13, 2008, by and among Riverview Group LLC, Millenco LLC, Catapult Partners, Ltd., Catapult Capital Management LLC, Millennium International Management LP, Millennium International Management GP LLC, Integrated Holding Group LP, Millennium Management LLC and Israel A. Englander.

CUSIP No. 961840105                   13G                    Page 16 of 19 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2007

                    RIVERVIEW GROUP LLC

                    By: Integrated Holding Group LP,
                        its managing member

                    By: Millennium Management LLC,
                        its managing partner


                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    MILLENCO LLC

                    By:  /s/ Mark Meskin
                       --------------------------------
                       Name:  Mark Meskin
                       Title: Chief Executive Officer


                    CATAPULT PARTNERS, LTD.

                    By:  Catapult Capital Management LLC,
                         as investment manager

                    By:  Millennium International Management LP,
                         its managing member

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    CATAPULT CAPITAL MANAGEMENT LLC

                    By:  Millennium International Management LP,
                         its managing member

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    MILLENNIUM INTERNATIONAL MANAGEMENT LP

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President

CUSIP No. 961840105                   13G                    Page 17 of 19 Pages


                    MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Executive Vice President


                    INTEGRATED HOLDING GROUP LP

                    BY:  MILLENNIUM MANAGEMENT LLC,
                         its managing partner

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    MILLENNIUM MANAGEMENT LLC

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President

                    /s/Israel A. Englander by David Nolan
                    pursuant to Power of Attorney
                    filed with SEC on June 6, 2005
                    -----------------------------------
                    Israel A. Englander

CUSIP No. 961840105                   13G                    Page 18 of 19 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 13, 2008

                    MILLENCO LLC


                    By:  /s/ Mark Meskin
                       --------------------------------
                       Name:  Mark Meskin
                       Title: Chief Executive Officer


                    CATAPULT PARTNERS, LTD.

                    By:  Catapult Capital Management LLC,
                         as investment manager

                    By:  Millennium International Management LP,
                         its managing member

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    CATAPULT CAPITAL MANAGEMENT LLC

                    By:  Millennium International Management LP,
                         its managing member

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    MILLENNIUM INTERNATIONAL MANAGEMENT LP

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President

CUSIP No. 961840105                   13G                    Page 19 of 19 Pages


                    MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Executive Vice President


                    INTEGRATED HOLDING GROUP LP

                    BY:  MILLENNIUM MANAGEMENT LLC,
                         its managing partner

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    MILLENNIUM MANAGEMENT LLC

                    By:  /s/ David Nolan
                       --------------------------------
                       Name:  David Nolan
                       Title: Co-President


                    /s/Israel A. Englander by David Nolan
                    pursuant to Power of Attorney
                    filed with SEC on June 6, 2005
                    -----------------------------------
                    Israel A. Englander